Exhibit 1

Lipman Announces Special Cash Dividend of $1.50 Per Share

Rosh Haayin, Israel — October 1, 2006 — Lipman Electronic Engineering Ltd. (NASDAQ, TASE: LPMA) today announced that its Board of Directors has declared a special cash dividend of $1.50 per ordinary share. The special cash dividend is payable on October 23, 2006 to shareholders of record on October 11, 2006. The dividend payment will be subject to a withholding tax, under Israeli law, of 12.81% for shareholders who are Israeli resident companies and 15.73% for shareholders who are individuals resident in Israel or individuals or companies not resident in Israel.

Beginning on October 12, 2006, the ex-dividend date, Lipman’s ordinary shares will trade on the Nasdaq Global Select Market and the Tel Aviv Stock Exchange with an adjusted price reflecting the special cash dividend. As previously announced, the final trading date for Lipman’s ordinary shares is October 25, 2006 and Lipman’s shareholders must submit forms to elect the type of consideration they wish to receive in the merger by October 26, 2006.

The special cash dividend was declared in accordance with the terms of Lipman’s merger agreement with VeriFone Holdings, Inc. (NYSE: PAY). The merger agreement requires Lipman to declare and pay the special cash dividend before the closing of the merger, in which a VeriFone subsidiary will merge with Lipman so that Lipman becomes a wholly-owned subsidiary of VeriFone. Lipman expects the closing of the merger to occur on November 1, 2006.

About Lipman

Lipman is a leading worldwide provider of electronic payment systems. Lipman develops, manufactures and markets a variety of handheld, wireless and landline POS terminals, electronic cash registers, retail ATM units, PIN pads and smart card readers, as well as integrated PIN and smart card (‘‘Chip & PIN’’) solutions. In addition, Lipman develops technologically advanced software platforms that offer comprehensive and customized transaction processing solutions for its customers, as well as managed professional services such as on-site and call-center support with remote terminal management.

Lipman’s corporate headquarters and R&D facilities are located in Israel. Lipman also maintains offices in the US, United Kingdom, Turkey, China, Spain, Finland, Russia, Italy, Canada, Germany, Brazil, Argentina, Mexico, Australia and India.

For more information visit www.lipman.biz

Caution Concerning Forward-Looking Statements

Statements concerning Lipman’s business outlook or future economic performance; product introductions and plans and objectives related thereto; and statements concerning assumptions made or expectations as to any future events, conditions, performance or other matters, including statements as to the anticipated closing date of Lipman’s proposed merger with VeriFone, are ‘‘forward-looking statements’’ as that term is defined under U.S. Federal securities laws. Forward-looking statements are subject to various risks, uncertainties and other factors that could cause actual results to differ materially from those stated in such statements. These risks, uncertainties and factors include, but are not limited to: the ability of Lipman and VeriFone to satisfy the conditions to the closing of the proposed merger; our dependence on distributors and customers; the competitive market for our products; market acceptance of new products and continuing products; timely product and technology development/upgrades and the ability to manage changing market conditions; manufacturing in Israel; compliance with industry and government standards and regulations; dependence on key personnel; possible business disruption from acquisitions; and other factors detailed in Lipman’s filings with the U.S. Securities and Exchange Commission. Lipman assumes no obligation to update the information in this release.

For further information please contact:

Maya Lustig
Investor Relations & Public Relations Manager
Lipman
Tel: 972-3-9028603
Maya_l@lipman.co.il